Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated February 19, 2020

Registration Statement No. 333-232601

A registration statement on Form F-10 containing important information relating to the Common Shares (as defined below) described in this document has been filed with the Securities and Exchange Commission (the “SEC”). A final base shelf prospectus dated July 19, 2019 containing important information relating to the Common Shares has been filed with the securities regulatory authorities in each of the provinces of Canada. A preliminary prospectus supplement will be filed with the securities regulatory authorities in each of the provinces of Canada and the SEC. A copy of the final short form base shelf prospectus, any amendment to the short form base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. You may get these documents for free by visiting SEDAR at www.sedar.com and at EDGAR at www.sec.gov.

You may also obtain copies of the final base shelf prospectus and the prospectus supplement in the United States from: RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, phone: 877-822-4089, Email: equityprospectus@rbccm.com or from TD Securities (USA) LLC, 31 W 52nd Street, New York, NY 10019, phone: 212-827-7392, or in Canada from: RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, or via telephone: 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com, or from TD Securities Inc., Attn: Symcor, NPM, (tel: 289-360-2009, email: sdcconfirms@td.com) 1625 Tech Avenue, Mississauga, Ontario, L4W 5P5. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement TELUS has filed with the securities regulatory authorities in each of the provinces of Canada and the SEC for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it updates such information.

February 19, 2020

Term Sheet

Issuer:	TELUS Corporation (“TELUS” or the “Company”)

Offering:	Treasury offering of 25,000,000 common shares of TELUS (“Common Shares”), before giving effect to the over-allotment option.

Offering Price:	C$52.00 per Common Share.

Offering Size:	C$1,300,000,000 (C$1,495,000,000 to the extent the over-allotment option is exercised in full).

Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable at the Offering Price at any time until 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any and for market stabilization purposes. If the over-allotment option is exercised or closed on or after March 17, 2020 (being the effective date of the 2-for-1 common share split announced by the Company on February 13, 2020 (the “Share Split”)), the number of Common Shares and the offering price per Common Share for the over-allotment option will be adjusted accordingly.

Use of Proceeds:	TELUS intends to use the net proceeds from the Offering for general corporate purposes, including funding growth opportunities, capital expenditures and the reduction of indebtedness.

Dividends:

The Company currently pays a quarterly dividend of C$0.5825 per Common Share. On February 12, 2020, the board of directors of the Company declared a dividend of C$0.5825 per Common Share (before taking into account the effect of the Share Split), which will be paid on April 1, 2020 to holders of record on March 11, 2020.

Form of Offering:

Bought deal by way of a prospectus supplement to the Company’s short form base shelf prospectus dated July 19, 2019 to be filed in all provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system.

Listing:	The Common Shares are listed on the TSX under the symbol “T” and the NYSE under the symbol “TU”.

Eligibility:	The Common Shares will be eligible for Canadian RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Joint Bookrunners:	RBC Capital Markets, TD Securities Inc., CIBC Capital Markets, BMO Capital Markets, Scotiabank

Commission:	3.75%, payable on the Closing Date.

Closing Date:	Expected to be on or about February 26, 2020.